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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER
001-38037

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Olenox Industries, Inc.

Full Name of Registrant

Former Name if Applicable

1207 N. FM 3083 Rd. E. Bldg. C

Address of Principal Executive Office (Street and Number)

Conroe, TX 77303

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Olenox Industries, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2026 (the “Quarterly Report”) by the August 14, 2026 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and requires additional time to complete its review of the financial statements for the period ended June 30, 2026 to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date. There can be no assurance that the Company will be able to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael McLaren	(936)	323-6332
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate our financial results for the period ended June 30, 2026 will differ significantly from the same period in the prior year, primarily due to (i) our acquisition of CS Digital Ventures, LLC (“CS Digital”) on May 26, 2026, and (ii) other previously disclosed Board of Director and executive employee agreements, stock issuance transactions, and promissory and convertible notes entered into in 2026. For the three months ended June 30, 2026, we expect an increase in total revenues compared to the prior-year period, primarily due to cryptocurrency mining revenue resulting from the CS Digital acquisition. We also expect a decrease in net loss compared to the prior-year period, primarily due to the increase in revenue. However, the change in net loss also reflects changes in cost of revenues, general and administrative expenses, payroll-related expenses, and interest expense. The exact amounts of these changes to our financial statements for June 30, 2026 compared to June 30, 2025 will not be known until we finalize our financial statements for June 30, 2026.

OLENOX INDUSTRIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 14, 2026	By:	/s/ Michael McLaren
	Name:	Michael McLaren
	Title:	Chief Executive Officer

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